SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Results of Debt Tender Offers

(Rio de Janeiro, July 25, 2006). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, reports that, as a result of its debt repurchase offer announced on July 18, 2006, the amount of notes tendered for the five series issued by its wholly owned subsidiary Petrobras International Finance Company (PIFCo), listed in the table below, was US$ 888.26 million. considering the notes previously purchased by Petrobras and its affiliates, also included in the tender, the total value reached US$ 1,215.66 million.

As a result, the principal amount outstanding of the notes will be changed from to US$ 2,950.00 million to US$ 1,734.34 million, reducing and simplifying the debt profile of the company. The offers expired at 5:00 p.m., New York time, on Monday, July 24, 2006, as originally scheduled.

The purchase price for each US$ 1,000 principal amount of notes is listed in the table below for each series. This amount, plus accrued and unpaid interest from the last interest payment date to, but excluding, the settlement date, will be paid by PIFCo on the settlement date, which will be July 27, 2006.

Title of Security	CUSIP/ISIN Number	Purchase Price per U.S.$1,000 Principal Amount of Notes	Principal Amount Outstanding Before Tender Offer (Millions)	Amount of Notes Tendered** Excluding Petrobras or Affiliates (Millions)	Amount of Notes Tendered by Petrobras and Affiliates (Millions)	Principal Amount Outstanding After Tender Offer (Millions)

PIFCo 12.375%
Global Step-Up	71645WAF8 /
Notes due 2008	US71645WAF86	U.S.$1,109.37	U.S.$400	U.S.$54.92	U.S.$210.46	U.S.$134.62
(“Step-Up
Notes”)

PIFCo 9.875%	EC3844981 /
Senior Notes	USG7028BAA91*;	U.S.$1,074.36	U.S.$450	U.S.$170.21	U.S.$41.54	U.S.$238.25
due 2008	71646FAA5 / US71646FAA57;
(“2008 Notes”)	71646FAB3 / US71646FAB31*

71645WAB7 /
PIFCo 9.750%	US71645WAB72*;
Senior Notes	EC4142831 /	U.S.$1,173.36	U.S.$600	U.S.$310.64	U.S.$3.00	U.S.$286.36
due 2011	USG7028BAB74*;
(“2011 Notes”)	71645WAA9 /
US71645WAA99

PIFCo 9.125%
Global Notes	71645WAG6 /	U.S.$1,160.01	U.S.$750	U.S.$198.87	U.S.$52.80	U.S.$498.33
due 2013	US71645WAG69
(“2013 Notes”)

PIFCo 8.375%
Global Notes	71645WAH4 /	U.S.$1,119.13	U.S.$750	U.S.$153.62	U.S.$19.60	U.S.$576.78
due 2018	US71645WAH43
(“2018 Notes”)

* These Notes are admitted to trading on the regulated market of the Luxembourg Stock Exchange.
** All notes validly tendered and not withdrawn in the tender offers were accepted by PIFCo.

PIFCo retained Morgan Stanley & Co., Incorporated and UBS Securities LLC to serve as dealer managers for the offers, The Bank of New York to serve as depositary for the offers, The Bank of New York (Luxembourg) S.A. to serve as Luxembourg agent for the offers and D.F. King & Co., Inc. to serve as information agent for the offers.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The offers were made solely by the offer to purchase and related letter of transmittal. The offers were made only in the jurisdictions in which they were permitted to be made under applicable law.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.